UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from________ to ________

Commission File No. 0-5734

The Retirement Plan of Pioneer-Standard Electronics, Inc.

(Full Title of the Plan)

Pioneer-Standard Electronics, Inc.
6065 Parkland Boulevard,
Mayfield Heights, Ohio 44124

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

TABLE OF CONTENTS

Financial Statements and Supplemental Schedule

The Retirement Plan of Pioneer-Standard Electronics, Inc.

December 31, 2002 and 2001 and for the Year Ended December 31, 2002
with Report of Independent Auditors

The Retirement Plan of Pioneer-Standard Electronics, Inc.

Financial Statements and Supplemental Schedule

**December 31, 2002 and 2001 and
for the Year Ended December 31, 2002**

Table of Contents

Report of Independent Auditors

The Board of Trustees
The Retirement Plan of Pioneer-Standard Electronics, Inc.

We have audited the accompanying statements of net assets available for benefits of The Retirement Plan of Pioneer-Standard Electronics, Inc. as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001 and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Cleveland, Ohio
May 13, 2003

1


The Retirement Plan of Pioneer-Standard Electronics, Inc.

Statements of Net Assets Available for Benefits


	December 31	
	2002	**2001**
Assets		
Noninterest-bearing cash	**$ 1,216,159**	$ —
Investments, at fair value	**79,250,738**	82,004,637
Contributions receivable:		
Employer 401(k) match	**59,477**	66,500
Participants	**294,715**	235,820
	354,192	302,320
Net assets available for benefits	**$80,821,089**	$82,306,957

See accompanying Notes to Financial Statements.

The Retirement Plan of Pioneer-Standard Electronics, Inc.

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2002

Additions:	
Interest and dividend income	$ 477,250
Contributions:	
Employer	1,221,949
Participants	6,556,167
Rollovers	338,757
	8,116,873
Transfer from The Retirement Plan of Pioneer-Standard Electronics, Inc. II	6,098,581
Total additions	$14,692,704
Deductions:	
Net depreciation in fair value of investments	$ 8,975,875
Benefits paid directly to participants	7,198,561
Administrative expenses	4,136
Total deductions	16,178,572
Net decrease	(1,485,868)
Net assets available for benefits at beginning of year	82,306,957
Net assets available for benefits at end of year	$80,821,089

See accompanying Notes to Financial Statements.

The Retirement Plan of Pioneer-Standard Electronics, Inc.
Notes to Financial Statements
December 31, 2002 and 2001 and for the
Year Ended December 31, 2002

A. Description of Plan

The following description of The Retirement Plan of Pioneer-Standard Electronics, Inc. (the “Plan”) provides only general information. Participants should refer to the summary Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of Pioneer-Standard Electronics, Inc. and certain of its subsidiaries (the “Company” and “Plan Administrator”) as defined in the summary plan document.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Effective April 1, 2002, participants may elect to contribute 1 to 25 percent of their annual pre-tax compensation provided the amounts do not exceed the annual IRS limit. Prior to April 1, 2002, participants could elect to contribute 1 to 15 percent of their annual pre-tax compensation. The Company will match 50 percent of the participants’ contributions on the first four percent of their compensation contributed. Employees who attained age 50 before the end of the 2002 calendar year are allowed by law to contribute $1,000 extra in 2002, and subsequent increases in $1,000 increments until reaching a $5,000 “catch-up” contribution in 2006. The Plan also provides for the Company to make additional annual contributions to the Plan in an amount of ten percent of its current profits in excess of the highest amount of profits before profit sharing costs and income taxes in any fiscal year since March 31, 1972 to employees credited with one thousand hours of service in the Plan year who are Plan participants at the end of the Plan year. The annual contributions may be made in cash or in Pioneer-Standard Electronics, Inc. Common Shares (“Shares”) provided that not more than fifty percent of the aggregate contribution for a Plan Year is made in Shares. The Plan further provides, however, that the Company’s Board of Directors is authorized to establish the Company’s additional contribution at a different amount, if any. For the year ended December 31, 2002, the Company elected to not make a profit sharing contribution.

Participants may elect one or more of the Plan’s investment options available for the investment of their contributions, their allocation of the Company’s matching contributions and any additional contributions not made in Shares. The Company may direct that Shares contributed to the Plan for annual contributions be invested initially in the Pioneer-Standard Stock Pool. Participant and Company contributions are eligible to be transferred to any of the fund options of the Plan.

4

A. Description of Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contribution and an allocation of (a) the Company's profit sharing contribution based on the proportion of the participant's compensation to the total compensation within certain limits of all eligible participants, (b) Plan earnings, gains or losses, and (c) forfeitures of nonvested account balances. Allocations are based on participant compensation within certain limits or account balances, as defined. For the year ended December 31, 2002, approximately $580,000 of forfeitures were used to reduce the Company's contributions. The participant's account determines the benefit that will ultimately be received upon retirement or termination.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts starts after the first year and is based on years of continuous service. A participant who has at least one hour of service after December 31, 1997 is 100 percent vested after five years of credited service. Participants who do not have an hour of service after December 31, 1997 are 100 percent vested after seven years of credited service. Former participants in the Retirement Plan of Pioneer-Standard Electronics, Inc. II prior to its merger into the Retirement Plan of Pioneer-Standard Electronics, Inc. who do not have an hour of service after December 31, 2000 are 100 percent vested after six years of credited service.

A participant may withdraw at any time, pursuant to reasonable and uniform notice, any amount of the actual value of employee after-tax or rollover contributions. Withdrawal of funds representing the participants' vested interest in matching, discretionary, and profit sharing contributions including earnings may only be made upon attainment of age 59-1/2 or upon determination that a serious financial hardship exists (e.g., medical expenses, tuition, purchase of a principal residence).

Participant Loans

Participants are permitted to borrow up to 50 percent of their vested interest, as defined, not to exceed $50,000. Loan terms range from 1 to 5 years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and accrue interest at one percentage point above the prime rate which is in effect on the first business day of the month prior to the month in which the loan application is issued. Principal and interest is paid ratably by the participants through biweekly or semi-monthly payroll deductions.

The Retirement Plan of Pioneer-Standard Electronics, Inc.
Notes to Financial Statements

A. Description of Plan (continued)

Payment of Benefits

On termination of participation in the Plan, for benefits commencing prior to August 1, 2002, a participant may have elected to receive either a lump-sum payment equal to the vested interest in their account, or an annuity. For benefits commencing on or after August 1, 2002 distribution is only available in the single sum payment form. Distribution of the participant's account must commence by April 1st following the attainment of age 70-1/2 if the participant's ownership interest is five percent or more.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

B. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation

The shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. The common trust funds are stated at fair value as determined by American Express Trust Company (the "Trustee"). Equity securities, including Pioneer-Standard Electronics, Inc. Common Shares, are valued at the quoted market price at year-end in an active market. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

6

The Retirement Plan of Pioneer-Standard Electronics, Inc.
Notes to Financial Statements

C. Plan Transfer and Merger

Effective as of the close of business on December 16, 2002 ("Merger Date"), the Plan was amended to authorize the merger of The Retirement Plan of Pioneer-Standard Electronics, Inc. II, ("Pioneer Plan II") into the Plan and the Pioneer Plan II ceased to exist. During December 2002, $6,098,581 of assets were transferred from the Pioneer Plan II to the Plan.

D. Transactions with Parties in Interest

Party-in-interest transactions include the investment in the funds of the Trustee, Pioneer-Standard Electronics, Inc. Common Shares and related dividend income, and the payment of administrative expenses by the Plan, which are reimbursed by the Company. Such transactions are exempt from being prohibited transactions.

E. Investments

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	December 31	
	2002	2001
American Express Trust Income Fund II	$23,568,312	$21,293,341
American Express Trust Equity Index Fund II	11,789,656	14,334,004
AXP New Dimensions Fund	12,314,258	12,149,707
Neuberger Berman Genesis Trust	10,160,846	10,206,060

During 2002, the Plan's investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as follows:

	Net Depreciation in Fair Value of Investments
Pioneer-Standard Electronics, Inc. Common Shares	$ (263,414)
Common trust funds	(3,590,499)
Shares of registered investment companies	(4,066,117)
Common stock	(1,055,845)
	$(8,975,875)

7

F. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31	
	2002	**2001**
Net assets available for benefits per the financial statements	**$80,821,089**	$82,306,957
Less: Contributions receivable	**(354,192)**	(302,320)
Net assets available for benefits per the Form 5500	**$80,466,897**	$82,004,637

The following is a reconciliation of contributions in the financial statements to the Form 5500 for the year ended December 31, 2002:

Contributions per the financial statements	**$8,116,873**
Less: Contributions receivable at December 31, 2002	**(354,192)**
Add: Contributions receivable at December 31, 2001	**302,320**
Contributions per the Form 5500	**$8,065,001**

G. Income Taxes

The Plan received a determination letter from the Internal Revenue Service dated September 19, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. The Company has not requested a new determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

H. Subsequent Event

On February 28, 2003, Pioneer-Standard Electronics, Inc. completed the sale of substantially all of the assets and liabilities of its Industrial Electronics Division ("IED") to Arrow Electronics, Inc. ("Arrow") which resulted in the termination of approximately 1,100 employees. This caused the Plan's account balance of any terminated employee in connection with the IED sale to become fully vested.

Terminated employees as a result of the sale have the option of 1) leaving the accounts with the Trustee if their balance is more than or equal to $5,000 or 2) rolling over the vested balance into another qualified account regardless of account balance which will defer any taxes or penalties or 3) electing to have the balance of the account in the Plan paid out to the employee, which will result in the incurrence of applicable penalties and taxes.

The Retirement Plan of Pioneer-Standard Electronics, Inc.

EIN: 34-0907152 Plan: 001
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2002

	Identity of Issuer	Description of Investment	Current Value
*	American Express Trust Income Fund II	1,026,986 units	$23,568,312
*	American Express Trust Short-Term (25:75) Horizon Fund	21,837 units	384,537
*	American Express Trust Long-Term (65:35) Horizon Fund	69,429 units	673,118
*	American Express Trust Medium-Term (50:50) Horizon Fund	162,177 units	3,243,389
*	American Express Trust Long-Term (95:5) Horizon Fund	121,537 units	1,076,091
*	American Express Trust Long-Term (80:20) Horizon Fund	74,062 units	1,388,968
*	American Express Trust MidCap Growth Fund II	273,518 units	3,466,851
*	American Express Trust Equity Index Fund II	476,523 units	11,789,656
	PIMCO Total Return Fund	344,036 shares	3,670,871
	Dreyfus Founders Balanced Fund	955 shares	6,388
*	AXP New Dimensions Fund	639,038 shares	12,314,258
	Neuberger Berman Genesis Trust	361,082 shares	10,160,846
	Templeton Foreign Fund	229,801 shares	1,909,651
	Self-Directed Brokerage Account	561,708 units	1,472,326
*	Pioneer-Standard Stock Pool:		
*	Pioneer-Standard Electronics, Inc. Common Stock	107,782 shares	989,521
*	American Express Trust Money Market II	18,044 units	18,044
*	Participant Loans	Interest rates ranging from 5.25% to 6% due by or prior to 2017	3,117,911
	Total		$79,250,738

* Represents party-in-interest to the Plan.

9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE RETIREMENT PLAN OF PIONEER-STANDARD ELECTRONICS, INC.

Dated: June 19, 2003

/s/ STEVEN M. BILLICK

Steven M. Billick
Executive Vice President, Treasurer and Chief
Financial Officer

Dated: June 19, 2003

/s/ RICHARD A. SAYERS II

Richard A. Sayers II
Executive Vice President, Chief Human
Resources Officer

10

The Retirement Plan of Pioneer-Standard-Electronics, Inc.
Exhibit Index

Exhibit No.	Description
23	Consent of Ernst & Young LLP, Independent Auditors.
99.1	Certification of Chief Executive Officer Pursuant to Section 906 of
	Sarbanes-Oxley Act of 2002.
99.2	Certification of Chief Financial Officer Pursuant to Section 906 of
	Sarbanes-Oxley Act of 2002.